Exhibit 24(b)(8)(b)(6):  Amendment No. 2, dated as of May 28, 2015, and effective as of April 1, 2015, to the Administrative Services Agreement dated April 25, 2008, as amended,  by and between BlackRock Advisors, LLC, Voya Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company

AMENDMENT No. 2

TO THE

ADMINISTRATIVE SERVICES AGREEMENT

This AMENDMENT No. 2, dated as of May 28, 2015, and effective as of April 1, 2015 (the “Effective Date”) is made to the Administrative Services Agreement dated April 25, 2008, as amended (the “Agreement”) by and between BLACKROCK ADVISORS, LLC (“BAL”) and VOYA INSURANCE AND ANNUITY COMPANY (formerly, ING USA Annuity and Life Insurance Company), RELIASTAR LIFE INSURANCE COMPANY, Reliastar Life Insurance company of New york and SECURITY LIFE OF DENVER INSURANCE COMPANY. all such entities shall be collectively known as the “Parties.”

                WHEREAS, the Parties desire to amend the Agreement with respect to the administration expense payment rates;

                NOW, THEREFORE, in consideration of the foregoing and the mutual promises set forth below, the Parties agree as follows:

1.       Notwithstanding anything to the contrary in the Agreement, each of Voya Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company shall be referred to individual as an “Insurer” and collectively as the “Insurer” or the “Insurers” as the context requires.

2.     Section 1 of the Agreement is hereby deleted in its entirety and replaced as follows:

(a)   BAL, its affiliates and/or the Funds shall pay Voya Insurance and Annuity Company and Reliastar Life Insurance Company of New York an annual fee equal to the number of basis points set forth below of the average daily assets of the Global Allocation V.I. Fund that are held in Separate Accounts of these Insuraers listed in Sechedule A of the Fund Participation Agreement:

•   XX basis points (0.XX%) from the Effective Date through December 31, 2015

•   XX basis points (0.XX%) from and after January 1, 2016.

(b)   From or after the Effective Date, BAL, its affiliates and/or the Funds shall pay ReliaStar Life Insurance Company and Security Life of Denver Insurance Company an annual fee equal to XX basis points (0.XX%) of the average daily assets of the Global Allocation V.I. Fund that are held in Separate Accounts of these insurers listed in Schedule A of the Fund Participation Agreement.

(c)   From and after the Effective Date, BAL, its affiliates and/or the Funds shall pay the Insurers an annual fee equal to XX basis points (0.XX%) of the average daily assets of the equity Funds, excluding the Global Allocation V.I. Fund and Index Funds, listed in Schedule B of the fund Participation Agreement, that are held in Separate Accounts of the Insurers listed in Schedule A of the Fund Participation Agreement.

(d)   From and after the Effective Date, BAL, its affiliates and/or the Funds shall pay the Insurers an annual fee equal to XX basis points (0.XX%) of the average daily assets of the fixed income Funds, excluding Index Funds, listed in Schedule B of the Fund Participation Agreement, that are held in Separate Accounts of the Insurers listed in Schedule A of the Fund Participation Agreement.

(e)   From and after the Effective Date, BAL, its affiliates and/or the Funds shall pay the Insurers an annual fee equal to X basis points (0.XX%) of the average daily assets of the index Funds listed in Schedule B of the Fund Participation Agreement, that are held in Separate Accounts of the Insurers listed in Schedule A of the Fund Participation Agreement.

(f)    Insurers shall calculate the payment contemplated by this Section 1 at the end of each fiscal quarter (“Quarterly Payment”). BAL will make such payment to the respective Insurers, after the receipt of an invoice by such Insurers. The invoice will be submitted on a quarterly basis in a Microsoft Excel format and include the following information:

1.     The total average daily net assets during the period covered by the invoice for each Fund and share class (ticker/CUSIP).

2.     The basis point rate that applies to each Separate Account.

3.     The subtotal amount due for each Fund and share class (ticker/CUSIP).

4.     The total amount due.

5.     Payment instructions (Wire/Check/ACH).

6.     Contact information for the Insurer.

7.     Number of underlying contract owner accounts.

Invoices must be received in a timely manner.  Any invoice which is received subsequent to 12 months after the time period covered by the invoice may be subject to non-payment.  Additions or adjustments to previously received invoices submitted subsequent to 3 months after the time period covered by the invoice may also be subject to non-payment.

(g)   Each of the Insurers hereby represent that the fees paid to it pursuant to this Agreement are reasonable in relation to the services it provides and reasonably similar to fees it receives for equivalent services provided to other parties. From time to time, the parties shall review the Quarterly Payment to determine whether it exceeds or is reasonably expected to exceed the incurred and anticipated costs, over time, of the Insurers.  The parties agree to negotiate in good faith a reduction to the Quarterly Payment as necessary to eliminate any such excess.

3.       Section 2 of the Agreement is hereby amended to replace the reference to “Section 1(a)” with “Section 1”.

4.       Section 5 of the Agreement is hereby deleted in its entirety and replaced with the following:

Any notice shall be sufficiently given when sent by registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party in accordance with this Section 5.

If to the Insurers:	with a copy to:
FILL IN	FILL IN
If to BAL: BlackRock Advisors, LLC Attn: Lisa Hill, Managing Director US Shareholder Services 40 East 52nd Street New York, NY 10022	with a copy to: BlackRock, Inc. Attn: General Counsel 40 East 52nd Street New York, NY 10022

5.       Capitalized terms not defined in the Agreement shall have the meaning ascribed to them in the Agreement.

6.       Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

7.       This Amendment may be executed in counterparts, each of which shall be deemed an original, but of all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have executed this Amendment by their duly authorized officers as the Effective Date.

VOYA INSURANCE AND ANNUITY                            RELIASTAR LIFE INSURANCE

COMPANY                                                                  COMPANY

By:  /s/ Carolyn M. Johnson                                           By:  /s/ Carolyn M. Johnson

Print Name:  Carolyn Johnson                                       Print Name:  Carolyn Johnson

Title:  Senior Vice President                                          Title:  Senior Vice President

RELIASTAR LIFE INSURANCE                                   SECURITY LIFE OF DENVER

COMPANY OF NEW YORK                                          INSURANCE COMPANY

By:  /s/ Zachary Dunkin                                                  By:  /s/ Lisa Gilarde

Print Name:  Zachary Dunkin                                         Print Name:  Lisa Gilarde

Title:  Vice President                                                      Title:  Vice President

BLACKROCK ADVISORS, LLC

By:  /s/ Lisa Hill

Print Name:  Lisa Hill

Title:  Managing Director

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